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                                                                     Exhibit 4.5

Federal Kemper Life Assurance Company
1600 McConnor Parkway, Schaumburg, Illinois 60196-6801

QUALIFIED PLAN RIDER

As used in this Rider: "contract" means the contract or certificate to which this Rider is attached; "We," "Us," and "Our" mean the company named above. This Rider is made a part of the contract to which it is attached from the Issue Date of the contract or, if later, the date this Rider is added to the contract. Where provisions of this Rider are inconsistent with the provisions of the contract, the provisions of this Rider shall control. This Rider is issued to amend the contract if the contract is issued: to an individual as a Tax Sheltered Annuity under Section 403(b) of the Internal Revenue Code of 1986, as amended ("Code"); or under a plan described in Code Section 401(a) or 403(b) if the plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA Plans").

SECTION 1: PROVISIONS APPLICABLE TO A TAX SHELTERED ANNUITY:

A.   The Contract Owner is the Annuitant ("You," "Your," "Yours").

B.   Your rights under the contract are nonforfeitable.

C. The contract is not transferable and cannot be: sold; assigned; discounted; or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than Us.

D. The amount that may be contributed to the contract will be governed by the provisions of Code Sections 403(b), 415, 414(v), and 402(g).

E. In the case of benefits that accrued under the contract after December 31, 1986, distribution must be made in accordance with the minimum distribution requirements of Code Section 403(b)(10) and regulations thereunder.

F. Distributions attributable to salary reduction contributions received or earnings credited after December 31, 1988 may be paid only when You: attain age 59 1/2; sever employment; or die or are disabled. Notwithstanding the foregoing, contributions, but not earnings thereon, may be distributed in the case of hardship within the meaning of Code Section 403(b)(11)(B).

G. If You receive an eligible rollover distribution and elect to have the distribution paid directly to an eligible retirement plan (as defined in Code Section 402(c)) and specify the eligible retirement plan to which the distribution is to be paid, then the distribution will be paid to that eligible retirement plan in a direct rollover.

H. We will not be responsible for the timing, purpose or propriety of any distribution. We will not incur any liability or responsibility of any tax imposed on account of any such distribution. We are not obligated to make any distribution absent a specific written direction in accordance with the provisions of the contract.

SECTION 2: PROVISIONS APPLICABLE TO ERISA PLANS:

At any time prior to the Annuity Date, an ERISA loan may be requested. One-half of the contract will be assigned as security for such a loan. The maximum ERISA loan amount available is the largest loan amount which, when added to the outstanding balance on all other qualified plan loans, does not exceed the lesser of: $50,000 (reduced by the excess of the highest outstanding loan balance on all qualified plan loans during the prior 12 month period ending on the day before the loan is made over any loan amount outstanding on the date the loan is made); or 50% of the Contract Value less Debt. Contract Value and Debt are defined in the contract. The minimum ERISA loan amount available is $1,000.

SECTION 3: PROVISIONS APPLICABLE TO ALL LOANS

A. We may defer the granting of a loan for six months from the date of Our receipt of a written loan request.

B. The loan will be administered from the fixed account unless We have designated another account for contracts with the same form number as the contract. The administering account will be assigned as security for the loan at the time the loan is made. Any additional value required as security beyond the value of the administering account will be obtained by transfer from the other accounts in the contract, if any. Such other accounts and transfer provisions are described in the contract.

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C.   The amount of Debt will reduce the amount payable upon death or surrender or the amount that may be applied under an Annuity Option.

D. While a loan is outstanding, the value securing the loan will earn interest at the daily equivalent of the annual loan interest rate reduced by not more than 2.5%.

E.   A loan may be repaid in full or in part at any time prior to the Annuity
     Date.

F. Should Debt equal or exceed the Contract Value, the contract will terminate thirty-one days after We mail a notice of termination to Your last known address. The Debt will be treated as a withdrawal. Notice of termination may be sent upon occurrence of an event outlined in Section 1(F).

G. You must sign a loan agreement in the form prescribed by Us to be eligible for a loan. The interest rate and any service fees charged on a loan will be as stated in the loan agreement. The loan will be subject to the terms of the loan agreement to the extent not inconsistent with this Rider.

H. All Debt must be repaid prior to the transfer of any amounts to another contract.

I. Failure to make timely repayment of Debt will result in a taxable distribution and possible tax penalties.

J. Subject to regulatory approval, We will send You a copy of any amendment needed to maintain the annuity on a tax qualified basis. It will be deemed accepted by You unless returned to Us within 10 days of receipt.

Your plan is intended to qualify under the Internal Revenue Code for tax favored status. Language contained in the contract referring to Federal tax statutes or rules is informational and instructional. This language is not subject to approval or disapproval by the state in which the contract is issued for delivery. Your qualified status is the controlling factor as to whether Your funds will receive tax favored treatment rather than the annuity contract. Please ask Your tax advisor if You have any questions as to whether or not You qualify.

Signed for the Federal Kemper Life Assurance Company at its home office in Schaumburg, Illinois.


       /s/ Illegible                                       /s/ Illegible
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       Secretary                                           President